Exhibit 99.1

HQ/CS/CL.24B/14971

6 November 2012

Sir,

Sub : Un-audited Financial Results for the period ended 30 September 2012.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September 2012, which has been approved by the Board of Directors in their meeting, held on 6 November 2012. (Attachment “A”)

b)	The press release in this regard is also attached. (Attachment “B”)

c)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 30 September 2012 (Attachment “C”).

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No. (22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos.: 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A.	STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

Part I

		Standalone
		For the quarter ended			For the half year ended		For the year ended
	Particulars	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011	March 31 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	109444	108222	102661	217666	197190	409177

2	Expenses
	a. Network and transmission expenses	50503	52360	41638	102863	81298	173650
	b. Employee benefit expense	17122	16865	14209	33987	29311	62224
	c. Depreciation and amortization expenses	18678	18071	17092	36749	33366	70708
	d. Other expense	22130	19980	17264	42110	33731	74506

	e. Total Expenditure (2a to 2d)	108433	107276	90203	215709	177706	381088

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	1011	946	12458	1957	19484	28089
4	Other Income	6026	18705	2661	24731	7192	17910

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	7037	19651	15119	26688	26676	45999

6	Finance Cost	3357	3292	5360	6649	10595	19487

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	3680	16359	9759	20039	16081	26512
8	Exceptional Items	—	—	—	—	—	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	3680	16359	9759	20039	16081	26512

10	Tax Expense	1283	4947	3571	6230	5715	9378

11	Net Profit / (Loss) from Ordinary Activities after Tax (9- 10)	2397	11412	6188	13809	10366	17134

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit/(Loss) for the period (11 - 12)	2397	11412	6188	13809	10366	17134

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500
15	Paid up Debt Capital				142864	215992	135729
16	Reserves excluding Revaluation Reserve						664505
17	Debenture Redemption Reserve						73074

18	Earnings Per Share (EPS)	0.85	4.00	2.17	4.85	3.64	6.01
	Basic and diluted earnings per share before and after Extraordinary Items ( )
19	Debt Equity Ratio				0.20	0.30	0.19
20	Debt Service Coverage Ratio (DSCR)#				8.63	5.08	1.16
21	Interest Service Coverage Ratio (ISCR)##				9.47	5.65	5.97

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) /(Interest on Long-Term Loans + Repayment of Long - Term Loans during the year)*
##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long -Term Loans)/Interest on Long-Term Loans*
*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

A.	STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

Part II

	For the quarter ended			For the half year ended		For the year ended
A) Particulars of Shareholding	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011	March 31 2012
1. Public shareholding a. Number of shares	51480457	51388457	49161129	51480457	49161129	50411507
b. Percentage of shareholding	18.06%	18.03%	17.25%	18.06%	17.25%	17.69%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered - Number of Shares	10000000	10000000	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61%	4.61%	4.61%	4.61%	4.61%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered - Number of Shares	207028873	207028873	207028873	207028873	207028873	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39%	95.39%	95.39%	95.39%	95.39%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	72.64%	72.64%	72.64%	72.64%	72.64%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—	—	—
(II) Public	16490670	16582670	18809998	16490670	18809998	17559620

Particulars	Quarter ended on 30.09.2012
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	2
Disposed off during the quarter	2
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B.	STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

Part I

		Consolidated
		For the quarter ended			For the half year ended		For the year ended
		September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011	March 31 2012
	Particulars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	427099	410739	337361	837838	663067	1419605

2	Expenses
	a. Network Costs	240431	226813	186248	467244	374264	789361
	b. Employee benefits expense	63798	60039	48897	123837	98027	211991
	c. Depreciation and Amortisation	53072	52901	43401	105973	85443	182004
	d. Other Expenses	78935	70611	54415	149546	110341	239104

	e. Total Expenditure (2a to 2d)	436236	410364	332961	846600	668075	1422460

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	(9137)	375	4400	(8762)	(5008)	(2855)
4	Other Income / (Expense), Net	3178	11325	(187)	14503	3856	14480

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	(5959)	11700	4213	5741	(1152)	11625

6	Finance Costs	21122	20628	25194	41750	45631	83427

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	(27081)	(8928)	(20981)	(36009)	(46783)	(71802)
8	Exceptional Items	—	—	—	—	—	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	(27081)	(8928)	(20981)	(36009)	(46783)	(71802)

10	Tax Expense	1886	5280	2841	7166	4913	6595

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	(28967)	(14208)	(23822)	(43175)	(51696)	(78397)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	(28967)	(14208)	(23822)	(43175)	(51696)	(78397)

14	Share in Profit / (Loss) of Associates	12	12	—	24	(541)	(418)

15	Minority Interest	1531	(90)	7302	1441	14172	(650)

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	(27424)	(14286)	(16520)	(41710)	(38065)	(79465)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve						179038

19	Debenture Redemption Reserve						73074

20	Earnings Per Share (EPS)	(9.62)	(5.01)	(5.80)	(14.63)	(13.36)	(27.88)
	Basic and diluted earnings per share before and after Extraordinary Items ( )

C.	Standalone Business Segment Information:

( in Lakhs)

	Standalone
	For the quarter ended			For the half year ended		For the year ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011	March 31 2012
Particulars	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	29806	32157	31915	61963	61275	127142
Global Data and Managed Services	79638	76065	70746	155703	135915	282035

Total	109444	108222	102661	217666	197190	409177

Segment result
Global Voice Solutions	(3680)	(3638)	3798	(7318)	6217	8750
Global Data and Managed Services	60215	57531	54820	117746	105574	218981

Total	56535	53893	58618	110428	111791	227731

Less :
(i) Finance Cost	3357	3292	5360	6649	10595	19487
(ii) Other Unallocable Expenses (net)	49498	34242	43499	83740	85115	181732

Profit / (Loss) before Taxes	3680	16359	9759	20039	16081	26512

D.	Consolidated Business Segment Information:

( in Lakhs)

Particulars	Consolidated
	For the quarter ended			For the half year ended		For the year ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011	March 31 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	211376	204848	157582	416224	318810	681180
Global Data and Managed Services	167027	159796	133205	326823	259605	564616
South Africa Operations	48401	45860	46276	94261	84010	172378
Others	295	235	298	530	642	1431

Total	427099	410739	337361	837838	663067	1419605

Segment result
Global Voice Solutions	32030	35952	29123	67982	54871	117745
Global Data and Managed Services	117722	113773	96817	231495	189245	413917
South Africa Operations	2020	729	(3069)	2749	(14102)	(17747)
Others	(25)	(369)	(468)	(394)	(803)	(1587)

Total	151747	150085	122403	301832	229211	512328

Less:
(i) Finance Costs	21122	20628	25194	41750	45631	83427
(ii) Other Unallocable Expenses (net)	157706	138385	118190	296091	230363	500703

Profit / (Loss) before Taxes	(27081)	(8928)	(20981)	(36009)	(46783)	(71802)

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signaling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and offer wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise of a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

E.	Unaudited Statement of Standalone Assets and Liabilities as at September 30, 2012

( in Lakhs)

Particulars	Standalone
	As at September 30 2012	As at March 31 2012
	(unaudited)	(audited)
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital	28500	28500
(b) Reserves and Surplus	697999	685197

Sub-total - Shareholders’ funds	726499	713697

2. Non-current liabilities
(a) Long-term borrowings	82500	82500
(b) Deferred tax liabilities (Net)	—	1642
(c) Other Long term liabilities	38810	38408
(d) Long-term provisions	12696	12768

Sub-total - Non-current liabilities	134006	135318

3. Current liabilities
(a) Short-term borrowings	20364	12583
(b) Trade payables	129772	119504
(c) Other current liabilities	100747	94585
(d) Short-term provisions	3501	9925

Sub-total - Current liabilities	254384	236597

TOTAL - EQUITY AND LIABILITIES	1114889	1085612

B ASSETS
1. Non-current assets
(a) Fixed assets	513966	505534
(b) Non-current investments	181027	178827
(c) Deferred tax assets (Net)	1001	—
(d) Long-term loans and advances	272682	276130
(e) Other non-current assets	808	808

Sub-total - Non-current assets	969484	961299

2. Current assets
(a) Current investments	5693	—
(b) Inventories - stores and spares	205	45
(c) Trade receivables	80360	70994
(d) Cash and bank balances	7622	5332
(e) Short-term loans and advances	33151	31894
(f) Other current assets	18374	16048

Sub-total - Current assets	145405	124313

TOTAL - ASSETS	1114889	1085612

Note:

The unaudited statement of standalone assets and liabilities has been prepared in the format prescribed by the Revised Schedule VI of the Companies Act, 1956.

Previous period figures have been recast/restated to conform to the classification of the current period.

Notes:

1.	The above results of the Company for the quarter and half year ended September 30, 2012 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on November 6, 2012.

2.	Other Income includes:

a)	Foreign Exchange Fluctuation

( in Lakhs)

Net foreign exchange (gain)/loss	For the quarter ended			For the half year ended		For the year ended
	September 2012	June 2012	September 2011	September 2012	September 2011	March 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	(926)	(148)	73	(1074)	(1299)	(2696)
- Consolidated	(1833)	1887	2913	54	1842	(3406)

b)	Other Income for the quarter ended June 30, 2012 and half year ended September 30, 2012 includes an amount of 11051 lakhs being reversal of a provision made in an earlier year - 2724 lakhs and an interest of 8327 lakhs calculated on Penalty of 11573 lakhs. During the previous quarter, Department of Telecommunication refunded 22624 lakhs consequent to a favorable order from Telecom Disputes Settlement & Appellate Tribunal.

3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

/S/ VINOD KUMAR
VINOD KUMAR
MANAGING DIRECTOR &
GROUP CEO

Place : Mumbai.

Date : November 06, 2012